Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$41,900
Net income attributable to noncontrolling interest, net of tax	—
Net income attributable to Heartland	41,900
Preferred dividends and discount	(817)
Net income available to common stockholders for the year ended December 31, 2014	$41,083
Weighted average common shares outstanding	18,462,232
Assumed incremental common shares issued upon exercise of stock options and non-vested restricted stock units	279,688
Weighted average common shares for diluted earnings per share	18,741,921
Earnings per common share - basic	$2.23
Earnings per common share - diluted	$2.19